EXHIBIT 12.5

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY FLORIDA
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2017	2016	2015	2014	2013
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$759	$873	$943	$898	$538
Fixed charges	336	264	284	294	285
Total earnings	$1,095	$1,137	$1,227	$1,192	$823

Fixed charges:
Interest on debt, including capitalized portions	$309	$231	$248	$252	$249
Estimate of interest within rental expense	27	33	36	42	36
Total fixed charges	$336	$264	$284	$294	$285
Ratio of earnings to fixed charges	3.3	4.3	4.3	4.1	2.9
(a)    Excludes income or loss from equity investees.